Exhibit 99.4

CONSENT OF INDEPENDENT AUDITOR

We hereby consent to the incorporation by reference in this Annual Report on Form 40-F for the year ended December 31, 2015 of Turquoise Hill Resources Ltd. of our report dated March 17, 2016, relating to the consolidated financial statements and the effectiveness of internal control over financial reporting, which appears in the Exhibit incorporated by reference in this Annual Report.

We also consent to the incorporation by reference in the Registration Statements on Form S-8 (Nos. 333-160783 and 333-143550) of Turquoise Hill Resources Ltd. of our report dated March 17, 2016 referred to above.

/s/ PricewaterhouseCoopers LLP
Chartered Professional Accountants
Vancouver, British Columbia
March 17, 2016